Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the shell company report on Form 20-F to which this exhibit is attached (the “Form 20-F”) and, if not defined in the Form 20-F, in the proxy statement/prospectus dated September 7, 2023 (the “Proxy Statement/Prospectus”) filed by New Nuvini with the SEC as part of its Registration Statement on Form F-4 (File. No. 333-272688).

Introduction

The following unaudited pro forma condensed combined financial information provides additional information regarding the financial aspects of the Business Combination of Nuvini, New Nuvini, Merger Sub and Mercato, including the related transactions that fall within the scope of the Business Combination.

Description of Business Combination

On February 26, 2023, Nuvini, New Nuvini, Merger Sub and Mercato entered into the Business Combination Agreement which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the transactions contemplated thereby.

The Business Combination was consummated on September 29, 2023 (the “Closing Date”). Upon consummation of the Business Combination, Nuvini Shareholders contributed all their issued and outstanding Nuvini Ordinary Shares, in the context of the Contribution, to New Nuvini, in exchange for newly issued New Nuvini Ordinary Shares. As a result, Nuvini became a wholly-owned subsidiary of New Nuvini.

The transaction was unanimously approved by Mercato stockholders, and the closing conditions set forth in the Business Combination Agreement were satisfied. Merger Sub merged with and into Mercato, with Mercato as the surviving entity.

As a result of the above transactions, Mercato became a direct, wholly-owned subsidiary of Intermediate 2, which is indirectly wholly owned by New Nuvini, and New Nuvini is controlled by Nuvini Shareholders and Mercato stockholders. Their rights as New Nuvini Shareholders will be governed by New Nuvini’s organizational documents adopted on the Closing Date and under Cayman Islands law.

For more information about the Business Combination, please see the section titled “The Business Combination and Ancillary Documents” in the Proxy Statement/Prospectus.

Accounting Treatment of the Business Combination

New Nuvini has been determined to be the accounting acquirer of Mercato based on evaluation of the following facts and circumstances:

•	Nuvini Shareholders have the largest voting interest in New Nuvini;

•	the New Nuvini Board has up to seven members, and Nuvini Shareholders have the ability to nominate at least the majority of the members of the New Nuvini Board;

•	Nuvini’s senior management is the senior management of New Nuvini, with the exception of the CFO, which role will be undertaken by Scott Klossner, CFO of Mercato Partners Acquisition Corporation;

•	the business of Nuvini will comprise the ongoing operations of New Nuvini; and

•	Nuvini is the larger entity, in terms of substantive operations and employee base.

Mercato does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, and therefore the Business Combination is expected to be considered a capital transaction and shall be accounted for as a share-based payment transaction under IFRS 2 Share-Based Payments, whereby New Nuvini will issue shares for Mercato’s net assets. Under this method of accounting, the acquisition of Mercato will be stated at historical cost, with no goodwill or other intangible assets recorded.

The difference between the fair value of the equity instruments issued to acquire Mercato and the fair value of the identifiable net assets acquired represents a stock exchange listing expense, as further discussed in Note 2 to the unaudited pro forma condensed combined financial information. This expense will be recognized immediately upon the consummation of the Business Combination.

Accordingly, the financial statements of Nuvini S.A. will become the historical financial statements of New Nuvini and the assets, liabilities and results of operations of Mercato will be consolidated with New Nuvini as from the Closing Date.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information in accordance with IFRS necessary for an illustrative understanding of New Nuvini upon consummation of the Business Combination. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2022 combines the historical audited consolidated statement of financial position of Nuvini S.A. as of December 31, 2022 with the historical audited balance sheet of Mercato as of December 31, 2022, giving pro forma effect to the Business Combination as if it had been consummated as of December 31, 2022.

The unaudited pro forma condensed statements of income for the year ended December 31, 2022 combines the historical audited consolidated statement of loss and comprehensive income of Nuvini S.A. for the year ended December 31, 2022 with the historical audited statement of operations of Mercato for the year ended December 31, 2022, giving pro forma effect to the Business Combination as if it had been consummated as of January 1, 2022, the beginning of the earliest period presented.

This information should be read together with the audited and unaudited historical financial statements of each of Nuvini S.A. and Mercato, including the notes thereto, as well as the disclosures contained in the sections titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Mercato Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “The Business Combination,” “The Special Meeting of Mercato Stockholders” and other financial information included elsewhere in this proxy statement/prospectus.

Transaction costs related to the Business Combination will include all fees, costs, and expenses, paid or payable, by (a) any of the Nuvini Group companies, New Nuvini or Merger Sub and (b) Mercato or any of its affiliates, prior to and through the Closing Date. New Nuvini will pay, or cause to be paid, all transaction costs that remain unpaid as of the Closing Date.

This unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is based on assumptions and estimates made and considered appropriate by Nuvini S.A.’s and Mercato’s management based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. This unaudited pro forma condensed combined financial information is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. The unaudited pro forma condensed combined financial information does not purport to project the future consolidated financial position or results of operations of New Nuvini following the completion of the Business Combination.

The unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of New Nuvini following the Closing Date. The adjustments included in this unaudited pro forma condensed combined financial information are preliminary and subject to change. Future results may vary significantly from the results reflected due to various factors, including those discussed in the section titled “Risk Factors,” of the Proxy statement/Prospectus.

The historical financial statements of Nuvini S.A. have been prepared in accordance with IFRS and in its presentation currency of the Brazilian real (R$). The historical financial statements of Mercato have been prepared in accordance with U.S. GAAP and in its presentation currency of the U.S. dollar ($). The unaudited pro forma condensed combined financial information reflects IFRS, the basis of accounting to be used by New Nuvini, and the accounting policy differences identified are discussed in Note 2 to the unaudited pro forma condensed combined financial information. Mercato and Nuvini S.A. did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the entities.

The unaudited pro forma condensed combined financial information has been prepared to give effect to the redemption of 4,204,655 New Nuvini Class A Ordinary Shares in connection with the redemption by Public Stockholders who exercised their redemption rights prior to the Special Meeting (the “Final Redemptions”).

The following table summarizes the pro forma New Nuvini Ordinary Shares issued and outstanding and New Nuvini Ordinary Shares reserved for issuance immediately after the Business Combination, exclusive of the exercise of any New Nuvini Warrants that will become exercisable 30 days after the Closing Date:

	Number of Shares	Percent of Shares
Shares held by former Nuvini Shareholders (1)	24,016,662	75.96%
Shares held by current Public Stockholders (2)	95,708	0.30%
Shares held by the Mercato Founders (3)	5,750,000	18.19%
Shares held by Maxim	475,000	1.50%
PIPE Investors (4)	1,280,000	4.05%

Total New Nuvini Ordinary Shares	31,617,370	100.00%

(1)

Pursuant to the Business Combination Agreement, the aggregate number of New Nuvini Ordinary Shares issued to the existing Nuvini Shareholders on the Closing Date will be 24,016,662 shares, based on the number of ordinary shares of Nuvini Holdings Limited outstanding as of September 29, 2023, of which, (a) 20,132,291 New Nuvini Ordinary Shares were issued on the Closing Date to legacy Nuvini shareholders; and (b) the following amounts of New Nuvini Ordinary Shares were reserved: (i) 2,740,721 New Nuvini Ordinary Shares issuable upon exercise which are associated with liabilities payable in shares such as loan premium, subscription rights, and contingent consideration assumed by New Nuvini as a result of the Business Combination; and (ii) 1,143,650 New Nuvini Ordinary Shares under the New Nuvini 2023 Incentive Plan. On the Closing Date, (1) each issued and outstanding Nuvini Ordinary Share held by the Nuvini Shareholders will be contributed in kind to New Nuvini and (2) each Nuvini Option will automatically cease to represent the right to purchase Nuvini Ordinary Shares and will be canceled and extinguished in exchange for an option to purchase New Nuvini Ordinary Shares.

(2)	Reflects the Final Redemptions of 4,204,655 Mercato Class A Ordinary Shares by Public Stockholders.

(3)	The Initial Stockholders have waived their redemption rights in connection with the consummation of the Business Combination with respect to any shares of Mercato Common Stock held by them.
(4)

Includes 1,280,000 New Nuvini Ordinary Shares issued to certain investors (the “PIPE Investors”) as a result of Mercato entering into separate subscription agreements with such investors (the “Subscription Agreements”). The PIPE Investors agreed to subscribe for and purchase, and Mercato agreed to issue and sell to the PIPE Investors, immediately prior to the Closing Date, an aggregate of 1,280,000 shares of Mercato Class A common stock, par value $0.0001 per share (“Mercato Common Stock”) for a purchase price of $10.00 per share, for aggregate gross proceeds of $12.8 million (the “PIPE Investment”). Upon consummation of the Business Combination, these shares will be exchanged for New Nuvini Ordinary Shares.

The unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of New Nuvini following the Business Combination. The unaudited pro forma adjustments represent Mercato’s and Nuvini S.A.’s management’s estimates based on information currently available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used, including in respect of the matters further described in Note 1 to the unaudited pro forma condensed combined financial information, to present the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2022

(In thousands)

	As of December 31, 2022
	Nuvini S.A. (Historical) (R$)	Mercato Partners Acquisition Corporation (Historical) (Note 2) (R$)	Pro Forma Transaction Accounting Adjustments			Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$8,015	$276	$24,158	(a	)	$15,249
			(80,978)	(c	)
			964	(b	)
			64,600	(n	)
			(1,786)	(f	)
Trade accounts receivable, net	10,076	—				10,076
Prepaid expenses	—	540				540
Other current assets	2,184	—				2,184

Total current assets	20,275	816	6,958			28,049
Non-current assets
Property and equipment, net	2,932	—				2,932
Right-of-use assets, net	1,441	—				1,441
Investments held in Trust Account	—	1,236,119	(985,539)	(d	)	—
			(226,422)	(m	)
			(24,158)	(a	)
Intangible assets, net	138,951	—				138,951
Goodwill	199,512	—				199,512
Other non-current assets	3,954	—				3,954

Total non-current assets	346,790	1,236,119	(1,236,119)			346,790

TOTAL ASSETS	367,065	1,236,935	(1,229,161)			374,839
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	7,283	1,297	(1,111)	(c	)	7,469
Accrued expenses	—	1,423	(1,240)	(c	)	183
Subscription rights	39,343	—	(39,343)	(g	)
Related parties	846	17				863
Franchise tax payable	—	874				874
Salaries and labor charges	15,015	—				15,015
Loans and financing	1,138	—				1,138
Loans premium	200	—	(200)	(f	)	—
Debentures	60,873	—				60,873
Exposure premium liability	841	—	(841)	(f	)	—
Lease liability	976	—				976
Deferred tax liability	—	828				828
Income taxes payable	1,204	2,738				3,942
Taxes, fees and contributions payable	4,194	—				4,194
Deferred revenue	3,820	—				3,820
Deferred and contingent consideration on acquisitions	194,972	—	(83,912)	(e	)	111,060
Convertible working capital loan - related party	—	3,861	964	(b	)	—
			(4,825)	(b	)
Other current liabilities	1,391	—				1,391

Total current liabilities	332,096	11,038	(130,508)			212,626

Non-current liabilities
Redeemable shares liability		1,230,803	(985,539)	(d	)	—
			(245,264)	(j	)
Loans and financing	669	—				669
Loans from investors	5,249	—				5,249
Derivative liabilities	—	1,686	236	(b	)	1,922
Taxes, fees and contributions payable	1,154	—				1,154
Related parties	3,232	—				3,232
Deferred and contingent consideration on acquisitions	39,984	—				39,984
Lease liability	611	—				611
Provisions for risks	31,032	—				31,032
Deferred taxes	45,838	—				45,838
Other non-current liabilities	2,161	—				2,161

Total non-current liabilities	129,930	1,232,489	(1,230,567)			131,852

TOTAL LIABILITIES	462,026	1,243,527	(1,361,075)			344,478

Equity:
Share capital	40,404	—	(40,404)	(l	)	—
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 5,750,000 shares issued and outstanding	—	3	(3)	(i	)	—
Share premium and Class A Ordinary Shares, R$0.00001 par value; 100,000,000 shares authorized; 31,617,370 issued and outstanding		—	4,589	(b	)	602,275
			329,205	(h	)
			83,912	(e	)
			39,343	(g	)
			98	(f	)
			3,384	(k	)
			238,378	(j	)
			3	(i	)
			(226,422)	(m	)
			64,600	(n	)
			24,781	(c	)
			40,404	(l	)
Capital reserves	54,632	—				54,632
Accumulated losses	(193,850)	(6,886)	(103,408)	(c	)	(630,690)
			(329,205)	(h	)
			(3,384)	(k	)
			6,886	(j	)
			(843)	(f	)
Other comprehensive income		291				291

Equity attributable to owners of the Company	(98,814)	(6,592)	131,914			26,508
Non-controlling interest	3,853	—	—			3,853

Total equity	(94,961)	(6,592)	131,914			30,361

TOTAL LIABILITIES AND EQUITY	367,065	1,236,935	(1,229,161)			374,839

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the year ended December 31, 2022

(In thousands of Brazilian reais, except when indicated otherwise, and except share and per share amounts)

	As of December 31, 2022
	Nuvini S.A. (Historical) (R$)	Mercato Partners Acquisition Corporation (Historical) (Note 2) (R$)	Pro Forma Transaction Accounting Adjustments			Pro Forma Combined
REVENUE
Net operating revenue	$124,545	$—	$—			$124,545
Cost of services provided	(52,813)	—	—			(52,813)

Gross profit (loss)	71,732	—	—			71,732
COST AND EXPENSES	—
Sales and marketing expenses	(27,370)	—	—			(27,370)
General and administrative expenses	(53,347)	(8,931)	(329,205)	(aa	)	(432,375)
			(37,508)	(cc	)
			(3,384)	(ff	)
Impairment of goodwill	(86,897)	—	—			(86,897)
Franchise tax expense	—	(1,025)	—			(1,025)
Other operating income (expenses), net	182	—	—			182

Operating loss	(95,700)	(9,956)	(370,097)			(475,753)
Financial income and expenses, net	(16,730)	84,411	(18,029)	(bb	)	58,480
			8,343	(gg	)
			(849)	(dd	)
			1,334	(ee	)

Financial income (loss), net	(16,730)	84,411	(9,201)			58,480

Income (loss) before income tax	(112,430)	74,455	(379,298)			(417,273)
Income tax and social contribution	(1,776)	(3,531)	—			(5,307)

Net income (loss) representing total comprehensive loss for the year	(114,206)	70,924	(379,298)			(422,580)
Net income (loss) attributed to:
Owners of the Company	(114,408)	70,924	(379,298)			(422,782)
Non-controlling interests	202	—	—			202
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic and Diluted	121,136,080	23,000,000				31,617,370
NET INCOME (LOSS) PER SHARE
Basic and Diluted	$(0.94)	$2.48				$(13.37)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786. Nuvini S.A. has elected not to present management adjustments and will only be presenting transaction accounting adjustments and financing adjustments in the unaudited pro forma condensed combined financial information.

The pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had New Nuvini filed consolidated income tax returns during the periods presented. The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of income are based on the weighted average number of Nuvini S.A.’s shares outstanding for the year ended December 31, 2022, assuming the Business Combination occurred on January 1, 2022, the beginning of the earliest period presented.

1. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Information

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of financial position as of December 31, 2022, are as follows (using the December 31, 2022 exchange rate of $1.00 into R$5.217 unless otherwise specified):

Transaction Accounting Adjustments:

(a)	Reflects the reclassification of R$24.2 million of cash and cash equivalents held in the Trust Account that becomes available following the Business Combination.

(b)

Reflects the repayment of the working capital loan taken out by Mercato of R$3.9 million as of December 31, 2022 that is payable upon Closing. The loan has a principal amount of up to $1.5 million, is non-interest bearing, unsecured and due and payable in full on the earlier of (a) the date of consummation of the Business Combination or (b) the liquidation date of Mercato. Subsequent to December 31, 2022, Mercato took two additional drawings on the working capital loan, specifically on March 10, 2023 of $85,000 (R$440,470, using an exchange rate of $1.00 to R$5.182 as of March 10, 2023), and on March 21, 2023 of $100,000 (R$524,400, using a conversion rate of $1.00 to R$5.244 as of March 21, 2023). The loan will be settled in warrants with the same terms as the private placement warrants issued by Mercato. The increase of R$0.2 million in derivative liabilities was determined using a fair value of $0.049 per warrant, representing the issuance of warrants in settlement of the loan. The fair value per share of the warrants was estimated based on the trading price of Mercato’s publicly traded warrants as of May 30, 2023).

(c)

Reflects the Mercato’s transaction costs in the amount of (1) R$67.2 million, that are all paid upon Closing; and (2) the Nuvini and New Nuvini non-recurring transaction costs in the amount of R$38.6 million, that are all paid upon Closing.

Upon Closing, a portion of Mercato’s transaction costs due to Maxim were settled through the issuance of 475,000 fully vested New Nuvini Ordinary Shares. The settlement represents a share-based payment within the scope of IFRS 2. The payment was recorded within the pro forma financials as an increase to share premium of $4.75 million using a fair value of $10 per share (R$24.8 million using a conversion rate of $1.00 to R$5.217 as of December 31, 2022).

(d)

Reflects the payment in funds from the Trust Account of R$985.5 million due to the redemption of 18,699,637 shares of Mercato Common Stock on February 3, 2023 in connection with the extension proposal after the announcement of the Business Combination. The redemption amount was calculated using a redemption price of $10.33 and a conversion rate of $1.00 to R$5.102 as of February 3, 2023).

(e)

Reflects the reclassification of a portion of the contingent consideration arrangements that are payable in New Nuvini Ordinary Shares from liability to equity classified. Upon consummation of the Business Combination, the number of shares payable to Nuvini Group investors was determined, as the number of shares payable is based on the share price upon Closing.

(f)

Reflects the settlement of the exposure premium liability in cash and the settlement of the loans premium in New Nuvini Ordinary Shares. The difference between the liability amounts historically recorded and the payouts due upon consummation of the Business Combination is recorded within accumulated losses.

(g)

Reflects the reclassification of the subscription rights due to Nuvini Group investors from liability to equity classified. Upon consummation of the Business Combination, the number of shares payable was determined, as the number of shares payable is based on the share price upon Closing.

(h)

Reflects the difference between the fair value of the equity instruments issued to acquire Mercato and the fair value of Mercato’s identifiable net assets acquired. The fair value of shares issued was estimated based on a market price of Mercato’s Class A Common Stock of $9.34 per share (as of September 28, 2023). The expense represents a stock exchange listing expense of New Nuvini under IFRS 2. The stock exchange listing expense is calculated as follows, in thousands of reais:

(in thousands of R$)	December 31, 2022
Fair value of equity instruments issued to acquire Mercato (1)	$275,555
Net assets of Mercato as of December 31, 2022 (2)(3)(4)(5)	238,672
Effect of redemption of Mercato Class A Common Stock	(226,422)
Less: Mercato’s transaction costs	(65,900)

Adjusted net assets/(liabilities) of Mercato as of December 31, 2022	(53,650)

IFRS 2 charge for listing services	$329,205

(1)

Estimated fair value determined based on the closing price of Mercato’s Class A Common Stock of $9.34 per share as of September 28, 2023, and foreign exchange rate of $1.00 to R$5.0469 as of September 28, 2023, or one day prior to the Closing Date.

(2)

Calculated using a foreign exchange rate of $1.00 to R$5.217 as of December 31, 2022. Based on this exchange rate, the net assets of Mercato as of December 31, 2022, were approximately R$238.7 million.

(3)	Net assets of Mercato have been adjusted to reflect the redemption of 18,699,637 shares of Mercato Class A Common Stock for R$985.5 million in connection with the extension proposal.

(4)	Adjusted net assets (liabilities) of Mercato as of December 31, 2022, is calculated as follows:

(in thousands of R$)	December 31, 2022
Total assets of Mercato	$1,236,935
Less: extension redemptions	(985,539)

Adjusted total assets of Mercato	251,396
Total liabilities of Mercato	12,724

Net assets of Mercato	$238,672

Summary of Transacting Accounting Adjustments impacting Share premium:

(in thousands of R$)	Reference	December 31, 2022
Working capital loan conversion to warrants	(b)	$4,589
IFRS 2 listing expense	(h)	329,205
Contingent consideration adjustment	(e)	83,912
Subscription rights adjustment	(g)	39,343
Exposure premium adjustment	(f)	98
Stock compensation	(k)	3,384
Removal of Mercato’s historical accumulated deficit	(j)	(6,886)
Issuance of Mercato’s Class A Ordinary Shares in New Nuvini	(j)	245,264
Mercato’s Class B conversion	(i)	3
Settlement of Maxim transaction costs in New Nuvini Ordinary Shares	(c)	24,781
PIPE Investment	(n)	64,600
Nuvini recapitalization	(l)	40,404
Redemptions	(m)	(226,422)

Share premium adjustments		$602,275

(i)

Reflects the conversion of 5,750,000 Mercato Class B Common Stock held by the Mercato Initial Shareholders to 5,750,000 New Nuvini Ordinary Shares after the consummation of the Business Combination. Pursuant to the Business Combination Agreement, all Mercato Class B Common Stock outstanding prior to Closing will be repurchased and canceled by Mercato in exchange for the issuance of such number of New Nuvini Ordinary Shares on a 1 to 1 basis. All Mercato Class B Common Stock converted into New Nuvini Ordinary Shares will no longer be outstanding and will cease to exist.

(j)

Reflects the reclassification of non-redeemed Mercato Class A Common Stock from liability to permanent equity of R$245.3 million upon consummation of the Business Combination. The reclassification of non- redeemed shares from liability to permanent equity is calculated as R$1,230.8 million of redeemable shares liability (before extension redemptions), less R$985.5 million of shares redeemed in connection with the extension proposal at a redemption price of approximately $10.33 per share and foreign exchange rate of $1.00 to R$5.102 as of February 3, 2023. The adjustment is also inclusive of the reclassification of R$6.9 million of Mercato’s historical accumulated deficit to share premium upon Closing. In connection with the approval of the extension proposal, the Extension Promissory Instrument was issued in the principal amount of up to $1,350,000 from the Sponsor. The Extension Promissory Instrument bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the initial business combination or (b) the date of liquidation. On February 7, 2023, $675,000 (R$3.5 million using a foreign exchange rate of $1.00 to R$5.1689 as of February 7, 2023) was drawn from the Extension Promissory Instrument and deposited into the Trust Account by the Sponsor. On each of June 30, 2023 and August 4, 2023, $135,000 (R$0.7 million using a foreign exchange rate of $1.00 to R$4.8186 as of June 30, 2023 and R$0.7 million using a foreign exchange rate of $1.00 to R$4.8489 as of August 4, 2023) was drawn from the Extension Promissory Instrument and deposited into the Trust Account to extend the period available for Mercato to consummate the Business Combination from July 8, 2023 to September 8, 2023. The net effect of recording the additional draw and repayment of the initial $675,000 and the aggregate additional $270,000 would have an immaterial net effect on the pro forma statement of financial position.

(k)

Reflects the acceleration of stock compensation expense of R$3.4 million under Nuvini’s historical stock option plan. Upon consummation of the Business Combination, 50% of the unvested awards granted under the historical stock option plan to employees automatically vest, with the remainder being forfeited.

(l)	Reflects the recapitalization of shares of Nuvini common stock with no par value into New Nuvini Ordinary Shares.
(m)

Reflects the Final Redemptions with 4,204,655 shares of Mercato Class A Common Stock being redeemed by Public Shareholders. The redemptions are allocated to New Nuvini Ordinary Shares and share premium using a par value of R$0.00001 per share at a redemption price of $10.67 per share.

(n)

Reflects a $12.8 million increase to cash and cash equivalents as a result of the issuance of 1,280,000 New Nuvini Ordinary Shares to the PIPE Investors at a price of $10 per share (R$64.6 million, using a foreign exchange rate of $1.00 to R$5.0469 as of September 28, 2023).

Reconciliation of New Nuvini pro forma shares:

	Reference		# of New Nuvini Ordinary Shares	# of Mercato Historical Public Shares	# of Mercato Historical Class B Shares	Share Capital	Share Premium and Class A Par Value	Class B Par Value
Historical balance			122,477,095	4,300,363	5,750,000	$40,404	$—	$3
Loans premium issuance and earnout payment made in 2023			15,902,743	—	—	—	—	—

Actual issued historical Nuvini shares prior to conversion			138,379,838
Ratio to adjust historical Nuvini Ordinary Shares outstanding to New Nuvini Ordinary Shares			0.145485724

New Nuvini Ordinary Shares balance			20,132,291
Reserve for New PubCo Equity Plan (3)			1,143,650	—	—	—	—	—
Liability to equity reclassification (2)	(e),(g),(f)		2,740,721	—	—	—	123,353	—

Total shares of New Nuvini held by Nuvini Shareholders			24,016,662
Reclassification of Mercato’s financial liabilities at fair value to equity (1)	(j	)	—	—	—	—	245,264	—
Share Capital impact of New Nuvini Ordinary Shares issuance to Nuvini Shareholders	(l	)	—	—	—	(40,404)	40,404	—
Conversion of Mercato Public Shares to New Nuvini Ordinary Shares			4,300,363	(4,300,363)	—	—	—	—
Conversion of Mercato Class B Shares to New Nuvini Ordinary Shares	(i	)	5,750,000	—	(5,750,000)	—	3	(3)
Settlement of Maxim transaction expenses in New Nuvini Ordinary Shares	(c	)	475,000	—	—	—	24,781	—
Redemptions	(m	)	(4,204,655)	—	—	—	(226,422)	—
PIPE	(n	)	1,280,000	—	—	—	64,600	—

New Nuvini Totals			31,617,370	—	—	—	$271,983	—

(1)

The reclassification of non-redeemed shares of Mercato Class A Common Stock from liability to permanent equity is calculated as R$1,230.8 million of redeemable shares liability (before extension redemptions), less R$985.5 million of shares redeemed in connection with the extension proposal at a redemption price of approximately $10.33 per share and foreign exchange rate of $1.00 to R$5.102 as of February 3, 2023.

(2)

Represents the sum of the amount arising from (i) the portion of the contingent consideration arrangements that are reclassified from liability to equity, (ii) the reclassification of the subscription rights due to Nuvini Group investors from liability to equity, and (iii) the issued New Nuvini Ordinary Shares from the settlement of the loan premium.

(3)

As required by the Business Combination Agreement, 1,143,650 New Nuvini Ordinary Shares were reserved for grant under an equity incentive plan for employees of New Nuvini (“New PubCo Equity Plan”) that is effective as of the Closing Date.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Income for the Year Ended December 31, 2022

The adjustments included in the unaudited pro forma condensed combined statements of income for the year ended December 31, 2022, used the average annual exchange rate of $1.00 to R$5.165 for:

Transaction Accounting Adjustments:

(aa) Reflects the IFRS 2 stock-based compensation expenses for the deemed stock exchange listing of New Nuvini, which is the difference between the fair value of the equity instruments issued to acquire Mercato and the fair value of the identifiable net assets acquired.

(in thousands of R$)	For the year ended December 31, 2022
Fair value of equity instruments issued to acquire Mercato(2)	$275,555
Net assets of Mercato	238,672
Effect of redemption of Mercato Class A Common Stock	(226,422)
Less: Mercato’s transaction costs	(65,900)

Adjusted net assets of Mercato	(53,650)

IFRS 2 charge for listing services	$329,205

(bb) Reflects the elimination of the interest earned on investments held in the Trust Account. This amount represents interest income of R$18.0 million for the year ended December 31, 2022.

(cc) Reflects the incremental Nuvini and New Nuvini transaction costs in the amount of R$37.5 million net of R$1.1 million of costs accrued on Nuvini’s historical balance sheet, that are all paid upon Closing. The incremental Mercato transaction costs are excluded from the unaudited pro forma condensed combined statement of operations but are reflected as a reduction of the net assets of Mercato when calculating the IFRS 2 listing expense.

(dd) Reflects the removal of the change in fair value of the exposure premium that is settled in cash and the loans premium that is settled in New Nuvini Ordinary Shares.

(ee) Reflects the removal of the change in fair value of the subscription rights due to investors that are equity classified upon consummation of the Business Combination.

(ff) Reflects the acceleration of stock compensation expense of R$3.4 million under Nuvini’s historical stock option plan. Upon consummation of the Business Combination, 50% of the unvested awards granted under the historical stock option plan to employees automatically vest, with the remainder being forfeited.

(gg) Reflects the removal of the change in fair value of the contingent consideration arrangements that are equity classified upon consummation of the Business Combination.

Earnings (loss) per share

Net earnings (loss) per share is calculated using the weighted average shares outstanding and the issuance of additional shares of New Nuvini in connection with the Business Combination and other related events, assuming the shares were outstanding since January 1, 2022. As the Business Combination is being reflected as if it had occurred as of January 1, 2022, the calculation of weighted average shares outstanding for basic and diluted net earnings (loss) per share assumes the shares issued in connection with the Business Combination have been outstanding for the entire period presented. This also reflects the redemption of 18,699,637 shares in connection with the extension proposal, includes 2,740,721 New Nuvini Ordinary Shares associated with the loans premium, subscription rights, and contingent consideration, and includes 1,143,650 shares issued and held for reserve for the New Pubco Equity Plan. Management notes that the below pro forma diluted earnings (loss) per share calculation excludes the warrants as they were determined to be anti-dilutive.

(in thousands of R$, except share data)	For year ended December 31, 2022
Pro forma net loss	$(422,580)
Basic and diluted weighted average shares outstanding(1)	31,617,370

Pro forma net loss per share – basic and diluted	$(13.37)
Weighted average shares outstanding – basic and diluted(2)
Nuvini(3)	24,016,662
Mercato Public Stockholders (other than the Sponsor and its affiliates)(4)	95,708
Sponsor and its affiliates(5)	5,750,000
Shares held by Maxim in settlement of transaction costs	475,000
PIPE Investors(6)	1,280,000

Total	31,617,370

(1)	Reflects the Final Redemptions of 4,204,655 shares of Mercato Class A Common Stock in connection with the Business Combination at $10.67 per share.
(2)

Outstanding Public Warrants and Private Placement Warrants are anti-dilutive and are not included in the calculation of diluted net loss per share. Mercato currently has 1,500,000 private placement warrants that were issued to Mercato in connection with working capital loans, 11,500,000 Public Warrants and 10,050,000 Private Placement Warrants outstanding. Subject to the terms of the New Warrant Agreement, each Mercato Warrant that is outstanding and unexercised immediately prior to the Merger Effective Time, whether or not vested, shall be converted into and become a warrant to purchase New Nuvini Ordinary Shares, and New Nuvini shall assume each such Mercato Warrant in accordance with its terms.

(3)

Includes 2,740,721 New Nuvini Ordinary Shares associated with liabilities payable in shares such as loans premium, subscription rights, and contingent consideration that are reclassified to equity on the pro forma financial statements. Also includes 1,143,650 shares issued and held for reserve for the New Pubco Equity Plan.

(4)

Excludes New Nuvini Warrants and the warrants issued in settlement of the working capital loan. For additional information with respect to the dilutive effects of the New Nuvini Warrants, see “Summary of the Proxy Statement/Prospectus — Ownership of New Nuvini After Closing.”

(5)	Considering the exercise of all New Nuvini warrants, the Sponsor and its affiliates would own 35.8% of New Nuvini’s share capital.
(6)

Reflects the issuance of 1,280,000 New Nuvini Ordinary Shares to the PIPE Investors at a purchase price of $10 per share as a result of the PIPE Investment (R$64.6 million, using a foreign exchange rate of $1.00 to R$5.0469 as of September 28, 2023)

2.	U.S. GAAP to IFRS conversion of Mercato’s Statement of Financial Position as of December 31, 2022, and Statements of Income for the year ended December 31, 2022

The historical financial information of Mercato has been adjusted to give effect to the differences between U.S. GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. The historical financial information of Mercato was prepared in accordance with U.S. GAAP and presented in U.S. dollars. The historical financial information was translated from U.S. dollars to Brazilian reais using the historical exchange rate, as of December 31, 2022, of $1.00 to R$5.217 and the average annual exchange rate of $1.00 to R$5.165 for the year ended December 31, 2022. The identified adjustments to convert Mercato’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information and to align presentation with Nuvini’s historical financial information were as follows:

(i) Reflects the reclassification of Mercato’s mezzanine equity to non-current financial liabilities for R$1,230.8 million, and

(ii) Adjusts the presentation to reclassify the change in fair value of warrants, and interest earned on marketable securities held in Trust Account, and the gain from extinguishment of deferred underwriting commissions on public warrants in Mercato’s historical statement of income to financial income and expenses, net; and

(iii) Represents the recognition of foreign exchange gains and losses from the translation of $ to R$ within other comprehensive income using the average historical exchange rate of $1 to R$5.395 for the year ended December 31, 2021, and $1.00 to R$5.165 for the year ended December 31, 2022.

A conversion of Mercato statement of financial position from U.S. dollars to Brazilian reais, and from U.S. GAAP to IFRS is as follows:

	Mercato Partners Acquisition Corporation (Historical) (in thousands of $)	Foreign translation adjustment into R$ (in thousands)	IFRS conversion and reclassification adjustments			After conversion (in thousands of R$)
ASSETS
Current assets
Cash and cash equivalents	$53	$276				$276
Prepaid expenses	103	540				540

Total current assets	156	816	—			816
Non-current assets
Investments held in Trust Account	236,941	1,236,119				1,236,119

Total non-current assets	236,941	1,236,119	—			1,236,119

TOTAL ASSETS	237,097	1,236,935	—			1,236,935
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	249	1,297				1,297
Accrued expenses	273	1,423				1,423
Related parties	3	17				17
Franchise tax payable	168	874				874
Deferred tax liability	159	828				828
Income taxes payable	525	2,738				2,738
Convertible working capital loan - related party	740	3,861				3,861

Total current liabilities	2,116	11,038	—			11,038
Non-current liabilities
Redeemable shares liability	—	—	1,230,803	(i	)	1,230,803
Derivative liabilities	323	1,686				1,686

Total non-current liabilities	323	1,686	1,230,803			1,232,489

TOTAL LIABILITIES	2,439	12,724	1,230,803			1,243,527
Class A common stock subject to possible redemption; 23,000,000 shares at redemption value of approximately $10.26 and $10.15 per share as of December 31, 2022 and 2021, respectively	235,922	1,230,803	(1,230,803)	(i	)	—
Equity:
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 5,750,000 shares issued and outstanding	1	3				3
Accumulated losses	(1,264)	(6,595)	(291)	(iii	)	(6,886)
Other comprehensive income			291	(iii	)	291

Total equity	(1,264)	(6,592)	—			(6,592)

TOTAL LIABILITIES AND EQUITY	237,097	1,236,935	—			1,236,935

	Mercato Partners Acquisition Corporation (Historical) (in thousands of $)	Foreign translation adjustment into R$ (in thousands)	IFRS conversion and reclassification adjustments			After conversion (in thousands of R$)
COST AND EXPENSES
General and administrative expenses	$(1,729)	$(8,931)				$(8,931)
Franchise tax expense	(198)	(1,025)				(1,025)
Other operating income (expenses), net	—	—	—			—

Operating loss	(1,928)	(9,956)	—			(9,956)
Financial income and expenses, net	—		84,411	(ii	)	84,411
Change in fair value of derivative liabilities	12,607	65,114	(65,114)	(ii	)	—
Gain from extinguishment of deferred underwriting commissions on public warrants	246	1,268	(1,268)	(ii	)	—
Income from investments held in Trust Account	3,491	18,029	(18,029)	(ii	)	—

Financial loss, net	16,343	84,411	—			84,411

Loss before income tax	14,415	74,455	—			74,455
Income tax and social contribution	(684)	(3,531)				(3,531)

Net income (loss) for the year	13,731	70,924	—			70,924

NET INCOME (LOSS)	13,731	70,924	—			70,924